SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

October 19, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 19, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Timing of Smith & Nephew third quarter results

19 October 2010

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, will announce its results for the third quarter ended 2 October 2010 on Friday 5 November 2010 at 7.00am GMT/3.00am Eastern time.  This will be followed by a conference call for financial analysts at 8.30am BST/4.30am Eastern, which can be heard live via audio webcast on the Smith & Nephew website at www.smith-nephew.com and available on the site archive shortly afterwards.

About Smith & Nephew

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics; including Reconstruction, Trauma and Clinical Therapies; Endoscopy; including Sports Medicine; and Advanced Wound Management.  Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives.  The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.  The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide.  Annual sales in 2009 were nearly $3.8 billion.

Enquiries:

Investors/Analysts
Hannah Longbottom	Tel: +44 (0) 207 401 7646
Corporate Affairs Manager
Smith & Nephew plc

Media
Jon Coles Brunswick - London	Tel: +44 (0) 20 7404 5959

Cindy Leggett-Flynn Brunswick - New York	Tel: +1 (212) 333 3810